U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 10-SB

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

DAYBREAK MINES, INC.

(Name of Small Business Issuer in its charter)

                       State of Washington

               91-0626366

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

805 Mullan Ave.

P.O. Box 370

Mullan, Idaho

                    83849

(Address of principal executive offices)

(Zip Code)

(Issuer's telephone number, including area code)

           (208) 556-1139

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:

Name of each exchange on which each class is

to be registered:

                                     N/A

                        N/A

Securities registered under Section 12(g) of the Act:

                       Common Stock

(Title of class)

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

History.

Daybreak Mines, Inc. (hereinafter “the Company”) was incorporated under the laws of the State of Washington on March 11, 1955. The Company was originally named Daybreak Uranium, Inc. The Company was organized primarily for the purpose of exploring for, acquiring and developing mineral properties with a potential for production.  The company was engaged in small scale open pit uranium mining operations in the mid to late 1950s in Spokane County Washington. By the late 1950s the Company had ceased to be a producing  mining company and thereafter engaged in mineral exploration. In the 1960s the Company expanded its mineral property holdings to include silver mineral properties in the Coeur d’Alene Mining District. To reflect the diversity of its mineral holdings, the Company changed its name to Daybreak Mines, Inc. in 1967. The Company’s subsequent efforts in the acquisition, exploration and development of potentially viable and commercial properties were unsuccessful.  We have conducted no active mineral exploration or other active business operations since 1970. During this time our activities have been confined to annual assessment and maintenance work on our Idaho mineral properties and other general and administrative functions. We currently hold the mineral rights to approximately 340 acres in Shoshone County, Idaho.  There are no known proven or probable ore reserves on our property. The Company does not intend to conduct any exploration activities on the property in Shoshone County. It is the Company’s intention to lease or sell its mineral rights in the property.  Our offices are located at 805 Mullan Ave., P.O. Box 370, Osburn, ID 83849.

Due to depressed prices for precious metals, lack of a financable mineral exploration property and the general consensus that it would not be able to finance any mineral exploration properties it might acquire, the Board of Directors of the Company decided in 2001 not to pursue any further business operations in the natural resources sector and to implement a new business direction for the Company as described in “Management’s Discussion and Analysis or Plan of Operation. ”

In September 2001 the Board of Directors authorized a private placement of the Company’s common Stock to raise $55,000. The proceeds were to be utilized to pay for legal and accounting fees associated with the preparation and filing of this Form 10SB registration Statement, to pay ongoing expenses related to complying with the reporting requirements of the Securities Exchange Act of 1934, (i.e. preparation of audited financial statements and periodic reports) and working capital. An additional private placement was conducted in 2003 to raise an additional $25,000. The proceeds of the offering are to be utilized to pay expenses relating to the Company’s ongoing reporting requirements under the Securities Exchange Act of 1934.

Risk Factors.

The Company's business is subject to numerous risk factors, including the following:

Independent Certified Public Accountants' Opinion - Going Concern.

The Company's financial statements for the years ended February 28, 2003 and 2002, were audited by the Company's independent certified public accountants, whose report dated May 21, 2003 includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company’s operating losses raise substantial doubt about its ability to continue as a going concern.

No Revenue and Minimal Assets.

We have had no revenues or earnings from operations.  We have no significant assets or financial resources.  We will sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.  This may result in our incurring a net operating loss which will increase continuously until we can consummate a business combination with a profitable business opportunity.  There is no assurance that we can identify such a business opportunity and consummate such a business combination.

Speculative Nature of Proposed Operations.

The success of our proposed plan of operation will depend, to a great extent, on the operations, financial condition and management of the identified business opportunity.  While management intends to seek a business combination with an entity having an established operating history, there can be no assurance that we will be successful in locating a candidate meeting such criteria.  In the event that we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

Scarcity of and Competition for Business Opportunities and Combinations.

We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities.  A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us.  Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.  Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement for Business Combination or Other Transaction - No Standards for Business Combination.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity.  There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination.  Management has not identified any particular industry or specific business within an industry for evaluation.  There is no assurance that we will be able to negotiate a business combination on terms favorable to us.  We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria a target business opportunity will be required to have achieved in order for us to consider a business combination.  Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Limited Time Availability.

While seeking a business combination, management anticipates devoting up to twenty hours per month to our business.

Conflicts of Interest - General.

Our officers and directors participate in other business ventures that compete directly with us.  Additional conflicts of interest and non-arms length transactions may also arise in the future in the event our officers or directors are involved in the management of any firm with which we transact business.

Reporting Requirements May Delay or Preclude Acquisition.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired.  The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition.

Lack of Market Research or Marketing Organization.

We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions we have contemplated.  Even in the event demand is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing any such business combination.

Lack of Diversification.

Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one business opportunity.  Consequently, our activities will be limited to those engaged in by the business opportunity that we either merge with or acquire.  Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Probable Change in Control and Management.

A business combination involving the issuance of our shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest.  The resulting change in our control will likely result in removal of one or more of our present officers and directors and a corresponding reduction in or elimination of their participation in our future affairs.

Reduction of Percentage Share Ownership Following Business Combination.

Our primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in issuing our shares to shareholders of such private company.  The issuance of our previously authorized and unissued shares would result in reduction in percentage of shares owned by our present shareholders and would most likely result in a change of our control and management.

Taxation.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake.  Such transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions.  We intend to structure any business combination so as to minimize the federal and state tax consequences for us and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.  A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunities.

Our management believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination.  One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

Employees.

The Company has no paid employees.  None of the Company’s executive officers are employed by the Company.  Management services are provided on an “as-needed” basis without compensation, generally less than five hours per week.  The Company has no oral or written contracts for services with any member of management.

There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company’s operations pursuant to which any person would be hired, compensated or paid a finder’s fee.

Competition.

The Company is and will remain an insignificant participant among the firms that engage in mergers with and acquisitions of privately financed entities.  Most established venture capital and financial concerns have significantly greater financial and personnel resources and technical expertise than the Company.  In view of the Company’s limited financial resources and limited management availability, the Company will continue to be at a significant disadvantage compared to the Company’s competitors.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF

OPERATION

Plan of Operation.

We intend to seek to acquire the assets or shares of an entity actively engaged in business in exchange for our securities.  We have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition.  None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company as of the date of this registration statement.  While we will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available.  The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within seventy-five days after closing of such a transaction.  We have no full time employees.  Our officers have agreed to allocate a portion of their time to our activities without compensation.  Management anticipates that our business plan can be implemented by an officer devoting an aggregate of approximately 5 hours per week to our business affairs.  Consequently, conflicts of interest may arise with respect to the limited time commitment by such officers.  In addition, our officers and directors may, in the future, become involved with other companies, which have a business purpose similar to that of ours.  As a result, additional conflicts of interest may arise in the future.

We are filing this registration statement under the Exchange Act on a voluntary basis because management believes that our primary attraction as a merger partner or acquisition vehicle will be our status as an SEC reporting company.  Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to our present stockholders.

General Business Plan.

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business opportunity which desires to seek the perceived advantages of an Exchange Act registered corporation.  We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. However, the Board of Directors has adopted a resolution that prohibits any acquisition or merger with a business or company in which the Company’s promoters, management or their affiliates or associates directly or indirectly have an ownership interest. Because there is no legal prohibition against such transactions, this policy could be rescinded by the Board of Directors if it deemed such action to be in the best interest of the shareholders. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities.  Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources.  This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another.  We may seek a business opportunity with entities which have recently commenced operations, or that wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The primary method we will use to find potential merger or acquisition candidates will be to periodically run classified ads in the Wall Street Journal seeking companies which are looking to merge with a public shell.  We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky.  Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation.

Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.  Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  We have, and will continue to have, minimal capital with which to provide the owners of business opportunities with any significant cash or other assets.  However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial Public Offering.  The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents.  The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act.  The analysis of new business opportunities will be undertaken by, or under the supervision of, our officers and directors, none of whom is a professional business analyst.  Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of our officers or through advertising our availability for acquisition.  In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our  proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.  We will not acquire or merge with any company for which audited financial statements cannot be obtained within the time frame required by federal securities laws.  Our management, while not especially experienced in matters relating to our new business, will rely primarily upon their own efforts to accomplish our business purposes. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs. There is no agreement or understanding that non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. The Company’s officers, directors or affiliates have not used any particular consultants or advisors on a regular basis and there is no intention that any particular consultant or advisor will be hired by the Company in the future. It is not anticipated that any outside consultants or advisors, other than our legal counsel and accountants, will be utilized by us to effectuate our business purposes described herein.  However, if we do retain such an outside consultant or advisor, any cash fee earned by such party will be paid by the prospective merger/acquisition candidate, as we have limited cash assets with which to pay such obligation.  There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. The Directors have adopted a resolution prohibiting the Company from borrowing  funds and using the proceeds therefrom to make payments to the Company’s promoters, management or their affiliates or associates.  In no event will any consultant or finders’ fees be paid to any member of the Company’s management or any of the Company’s principal shareholders. We will not restrict our search to any specific industry, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life.  It is impossible to predict, at this time, the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer.  However, we do not intend to obtain funds in one or more private placements, public offerings or loan transactions to finance the operation of any acquired business opportunity until such time as we have successfully consummated such a merger or acquisition.

All transactions in securities effected in connection with the Company’s business model will be effected by a registered broker-dealer. There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements. The Company will not enter into any loan transactions to loan money to or borrow money from any prospective merger or acquisition candidates or to an unaffiliated third party.  We also have no plans to conduct any offerings under Regulation S.

Acquisition of Opportunities.

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity.  We may also acquire stock or assets of an existing business.  On the consummation of a transaction, it is probable that our present management and shareholders will no longer be in control.  In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our shareholders.  It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.  In some circumstances, however, as a negotiated element of the transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter.  If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a merger or acquisition and we are no longer considered a "shell" company.  Until such time as this occurs, we will not attempt to register any additional securities.  The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future. While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code").  With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of our company which target company shareholders would acquire in exchange for all of their shareholdings in the target company.  Depending upon, among other things, the target company's assets and liabilities, our shareholders will hold a substantially lesser percentage ownership interest following any merger or acquisition.  The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets.  Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our then-shareholders.  We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements.  Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.  As stated hereinabove, we will not acquire or merge with any entity that cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction.  We intend to be subject to all of the reporting requirements included in the 34 Act. Included in these requirements is our affirmative duty to file independent audited financial statements as part of our Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as our audited financial statements included in our annual report on Form 10-K (or 10-KSB, as applicable).  If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of our present management.

Financing

The Company believes it that can satisfy its cash requirements for the forseeable  future and has no plans to raise additional funds in the next twelve months. Management has no plans to seek loan financing.

Employees

The Company does not expect any significant change in the number of employees unless or until such time as it acquires a business opportunity.

ITEM 3.

DESCRIPTION OF PROPERTY

We currently hold the mineral rights to approximately 340 acres in Shoshone County, Idaho.  There are no known proven or probable ore reserves on our property. We have conducted no active mineral exploration or other active business operations since 1970.

The Company presently operates from office space provided on a rent-free basis by the president of the Company.  In the event that this space becomes unavailable in the future, the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners.

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company’s voting securities. At November 15, 2003 there are 18,199,419 shares of common stock issued and outstanding.

Title of Class

Name and Address

Amount and Nature of

Percent

of Beneficial Owner

Beneficial Ownership

of Class

Common Stock

Terrence Dunne

 3,350,000

18.4%

601 W. Main Ave., Ste. 1017

Spokane, WA 99201

Common Stock

Robert W. O’Brien

 3,350,000

18.4%

1511 S. Riegel Ct.

Spokane, WA 99212

(b) Security Ownership of Management.

The following table sets forth certain information regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.  As of November 15, 2003 there are 18,199,419 shares of common stock issued and outstanding.

Title of Class

Name and Address

Amount and Nature of

Percent

of Beneficial Owner

Beneficial Ownership

of Class

Common Stock

Dale B. Lavigne

743,425

4.08%

P.O. Box A

Osburn, ID 83849

Common Stock

Ronald D. Lavigne

403,000

2.21%

21 Sunset Avenue

Silverton, ID 83867

Common Stock

Thomas C. Kilbourne

403,000

2.21%

P.O. Box 953

Osburn, ID 83849

Common Stock

Lewis J. Lavigne

558,950*

3.07%

HC-01 Box 188

Marler St. Montgomery Gulch

Kellogg, ID 83837

Common Stock

All directors and officers

2,108,375

11.58%

as a group (4 individuals)

*

includes 2,200 shares of stock held by Mr. Lavigne’s children.

(c) Changes in Control.

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided with respect to each executive officer and director of the Company as of November 15, 2003.

Name

Age

Office with the Company

Dale B. Lavigne

72

Director

P.O. Box A

President

Osburn, ID 83849

Ronald D. Lavigne

49

Director

21 Sunset Avenue

Vice President

Silverton, ID 83867

Thomas C. Kilbourne

52

Director

P.O. Box 953

Secretary/Treasurer

Osburn, ID 83849

Lewis J. Lavigne

78

Director

HC-01 Box 188

Marler St., Montgomery Gulch

Kellogg, ID 83837

Dale B. Lavigne is the President and a Director of the Company.  Mr. Lavigne has been a director of the Company for more than 30 years and has served as the Company’s President for more than 15 years. Dale Ben Lavigne has been a Director of the Company since January 1983.  Mr. Lavigne has been a director of Daybreak Mining Company for more than 30 years and has served as Daybreak’s President for more than 15 years. Mr. Lavigne receives no compensation for serving as an officer or director of Daybreak. Mr. Lavigne’s prior experience with shell companies is related to mineral exploration companies which became inactive. Mr. Lavigne has been a director of Aberdeen Idaho Mining Company since 1883. Mr. Lavigne owns 55,000 shares of Aberdeen Idaho common Stock (approximately .006%). Mr Lavigne receives no compensation for serving as a director of Aberdeen Idaho. Mr. Lavigne was a director, but not a stockholder of Idaho Montana Silver Mines at the time controlling interest was sold in February 2000. The company is now called Grant Douglas Acquisition Corp. The stock has been reverse split 1:55. There is no current market for the stock. Mr. Lavigne received no compensation in connection with the acquisition of the company. Mr. Lavigne was a director but not a stockholder of Capitol Silver Mines Inc. Control of the Company was acquired by Internet Culinary in June 1999. The stock was subsequently reverse split 1:50. There is no current market for the stock. Mr. Lavigne received no compensation in  connection with the acquisition of the company.   Mr. Lavigne was a director of  Princeton Mining Company. In May 2001 control of the company was acquired by Lifestyle Innovations. The stock was subsequently reverse split 1:7. Mr Lavigne owned 10,400 shares of the company which he sold for an average price of $0.60 per share. The stock is currently traded at approximately $5.45 per share. Mr. Lavigne received no compensation in connection with the acquisition of the company. Mr. Lavigne was a director of Silver Ramona. Control of the company was acquired by Achievement Tech Holding in May 2000. The stock has been reverse split 1:3.82. The stock is currently traded at approximately $0.03 per share. Mr. Lavigne has sold no shares of the company’s stock and currently owns 22,849 shares of the company’s stock. Mr. Lavigne received no compensation in connection with the acquisition of control of the company.

Mr. Lavigne graduated from the University of Montana with a B.S. Degree in Pharmacy.  For the past 47 years Mr. Lavigne has been the Chairman and a Director of the Osburn Drug Company, Inc., a 4-store chain of drug stores in North Idaho.  Mr. Lavigne is also a Director and Officer of Metropolitan Mines, Inc., a reporting publicly-held, inactive mineral exploration company.  Mr. Lavigne is the former Chairman of the First National Bank of North Idaho; a former member of the Gonzaga University Board of Regents; past President of the Silver Valley Economic Development Committee and a current member of the Governor's Task Force on Rural Idaho.

Ronald D. Lavigne is the Vice-President and a Director of the Company.  Mr. Lavigne has been Vice President and a Director of the Company since 2000.  Mr. Lavigne is graduated from the University of Montana with a B.S. Degree in Pharmacy.  Mr. Lavigne is the President and a Director of the Osburn Drug Company.  Mr. Lavigne is also a director and officer of various other public non-reporting inactive mineral exploration companies The term “public non-reporting” refers to the fact that the company has a history of being traded in the over-the-counter market with public information available under Rule 15c2-11 of the Securities Exchange Act of 1934 as opposed to a company which is required to file periodic reports under the Securities Exchange Act of 1934.

Thomas C. Kilbourne is the Secretary-Treasurer and a Director of the Company.  Mr. Kilbourne has been an officer of the Company since February 2001 and a Director of the Company since January 2000.  Mr. Kilbourne graduated from the University of Montana with a B.S, Degree in Business Administration and Finance.  Mr. Kilbourne has been the Chief Financial Officer and a Director of the Osburn Drug Company since 1999.  Prior to that time he had been the General Manager of Tabor’s/Modern Drug Company in Wallace, Idaho since 1980.

Lewis J. Lavigne is the Assistant Secretary, Assistant Treasurer and a Director of the Company.  Mr. Lavigne has been a Director of the Company for the past 15 years and served as the Company’s Secretary and Treasurer from approximately 1985 until 2000.  Since 1981 Mr. Lavigne has been an officer and Director of the Osburn Drug Company, Inc.  Mr. Lavigne is also a director and officer of various other public non-reporting inactive mineral exploration companies.

Principal Shareholders

Terrence James Dunne has the following present and past experience with “blind pool” or “shell” type companies (1) New Hilarity Mining Company which became Orbit E-Commerce after the reverse merger was completed on September 5, 2000.  Prior to the reverse merger with Orbit Canada (the private company), Mr. Dunne was a principal shareholder of New Hilarity.  He purchased stock in New Hilarity for $.025 per share.  After the reverse merger and the reverse split of the common stock, Mr. Dunne owned 249,000 shares.  Mr. Dunne sold all of his shares from October, 2000 to April of 2003.  The current market price of the stock is approximately $.25. Mr. Dunne received no other compensation, directly or indirectly, from the company. (2)  Mr. Dunne was a principal shareholder of Gold Bond Resources, Inc. from March of 2000 until the reverse merger was completed in January of 2003.  Mr. Dunne originally owned approximately 1,880,000 shares of common stock for which he paid $.005 per share for 1,795,585 shares and $.10 per share for another 35,000 shares in October of 2001.  The balance of the shares were purchased in the market at an average price of about $.21.  Since December 5, 2002, Mr. Dunne has sold approximately 240,000 shares at prices ranging from $.21 to about $.32.  Currently, the stock is trading at about $.40 per share. (3)  Mr. Dunne is a principal shareholder of Royal Pacific Resources, Inc. (formerly Painted Desert Uranium and Oil Company).  Mr. Dunne purchased 2,030,000 shares at $.005 per share in January of 2002.  This company is currently not trading. (4) Mr. Dunne is a principal shareholder in Quad Metals Corporation. Mr. Dunne purchased 18,000,000 shares of common stock at $.001 per share in October, 2001.  After a reverse stock split in November 2002 of 1 for 50, Mr. Dunne currently own 360,000 shares of stock.  This company does not actively trade. The current quote for the stock is approximately $0.51 per share. On October 1, 2003. Quad Metals closed a share exchange transaction with DataJungle Ltd. DataJungle is a software company that develops and markets web-based enterprise-class business intelligence software solutions that translate business data into interactive tables, charts and maps. The former shareholders of Quad Metals retained approximately 13% of the company after the share exchange. Mr. Dunne received no compensation  in connection with the DataJungle transaction. (5)  Mr. Dunne is a principal shareholder of Daybreak Mines, Inc. having purchased 3,200,000 shares of common stock in December of 2001 for $.005 per share.  This represents 18.90% of the outstanding shares of common stock  (6) Mr. Dunne purchased 931,628 shares of Aberdeen Idaho Mining Company from January of 2002 until April, 2002.  His average price per share is just under $.03 per share.  His stock position represents 9.4% of the outstanding shares.  The stock currently has a bid price of $.04 per share. There is no active market for the Company’s stock. (7) Mr. Dunne currently owns 1,154,964 shares of Silver Crest Mines, Inc., which represents 11.55% of the outstanding shares of common stock.  This is an inactive non reporting company. Mr. Dunne has received no compensation directly or indirectly from any of the above companies.  An SEC Administrative Proceeding was  brought against Mr. Dunne pursuant to Rule 102(e).  This matter was related to Mr. Dunne’s accounting practices and the failure to follow Generally Accepted Accounting Practices in the performance of audit work. The matter was resolved by an Offer of Settlement dated December 30, 1997.  Mr. Dunne was denied the privilege of appearing or practicing before the Commission as an accountant.  Mr. Dunne was eligible to reapply to the Commission on December 30, 2000, but has chosen not to do so.

Robert William O’Brien served as President and a Director of Quad Metals Corporation from 2001 until October, 2003.  Mr. O’Brien is the owner of 18,000,000 shares of Quad Metals, Inc. (18.85%) for which he paid $18,000.  The shares were purchased in September 2001 in private placement pursuant to Rule 506 of Regulation D.  There is a limited public market for the company and the Company’s common stock is currently quoted at $0.51 per share. On October 1, 2003. Quad Metals closed a share exchange transaction with DataJungle Ltd. DataJungle is a software company that develops and markets web-based enterprise-class business intelligence software solutions that translate business data into interactive tables, charts and maps. The former shareholders of Quad Metals retained approximately 13% of the company after the share exchange. Mr. O’Brien received no compensation for serving as an officer or director of Quad Metals or in connection with the DataJungle transaction. Mr. O’Brien served as the Secretary and a Director of Orbit E-Commerce, Inc., formerly New Hilarity, Inc.  New Hilarity was incorporated under the laws of the State of Idaho on February 27, 1930 for the primary purpose of exploring and the development of mining properties.  In 1993, the Company became an inactive mining company, and the Company thereupon decided to explore alternative business opportunities.  In April 1999, the Company reorganized under the laws of the State of Nevada and changed its name from Lexington Mining Company to New Hilarity, Inc. and on April 12, 2001 changed its name again to Orbit E-Commerce, Inc.  As of September 8, 2000, and pursuant to an Agreement and Plan of Reorganization dated as of August 3, 2000 by and between OECI and Orbit Canada Inc., an Ontario corporation ("Orbit"), OECI acquired Orbit as a result of which Orbit became a wholly-owned subsidiary of the Company (the "Orbit Transaction"). The Orbit Transaction resulted in a reverse take over, therefore, giving the stockholders of Orbit control of OECI. In connection with the Orbit Transaction, Mr. O’Brien and the existing Board of Directors of the Company resigned and the directors of Orbit were appointed to the Board of the Company. Mr. O’Brien received no compensation for serving as an officer or director of the company. The company is currently traded on the Over the Counter Bulletin Board under the Symbol “OECI”. Mr. O’Brien served as a Director and Secretary/Treasurer of Gold Bond Resources, Inc. from March 2000, and additionally as the Chief Executive Officer of the company from November 2001, until the acquisition of EnerTeck Chemical Corporation in January 2003.   Mr. O’Brien purchased 395,585 shares at $.005 per share in March of 2000, an additional 1,400,000 shares in October of 2000 at $.005 per share and an additional 35,000 shares at $.10 per share in October of 2001.  As of June 1, 2003, Mr. O’Brien had approximately 1,700,000 shares remaining unsold. His sales were made at an average of $.35 per share.  The stock is trading at $.38. Mr. O’Brien received no compensation in connection as an officer or director of Gold Bond or in connection with the acquisition of EnerTeck Chemical Corporation. Mr. O’Brien purchased 3.2 million shares of Daybreak Mines, Inc. at $.005 per share in December 2001 and 150,000 shares at $0.02 per share in July, 2003. Mr. O’Brien has been the Secretary/Treasurer and a Director of  Aberdeen Idaho since February 2002. Mr. O’Brien owns 938,295 shares of Aberdeen Idaho. The stock currently trades at approximately $0.12 per share. In February 2003 Mr. O’Brien purchased 1,154,963 shares of Silver Crest Mines at $.005 per share.

Family relationships

Dale B. Lavigne and Lewis J. Lavigne are Brothers. Ronald D.Lavigne is Dale B.  Lavigne’s son. Thomas C. Kilbourne is Dale B. Lavigne’s son-in-law.

Conflicts of Interest

Dale B. Lavigne has conflicts of interest due to serving as a director of both the Company and Aberdeen Idaho Mining Company. The conflicts arise, among other instances, with regard to the allocation of time and the fact that both entities are seeking merger or acquisition candidates. In the event that Mr. Lavigne is approached with a business opportunity he will, to the best of his ability attempt to determine which entity he has been contacted with regard to. Mr. Lavigne is bound by his fiduciary duties to each constituent shareholder group.

ITEM 6.

EXECUTIVE COMPENSATION

Compensation.

Our officers receive no cash compensation for services rendered.  Directors receive no annual compensation or attendance fees for serving in such capacity.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant’s Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.

DESCRIPTION OF SECURITIES

Common Stock.

The Company is authorized to issue two hundred million (200,000,000) shares of $0.001 par value common stock.  All of the common stock authorized has equal voting rights and powers without restrictions in preference.  All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights.  Owners of shares of common stock are entitled to one vote for each share of common stock owned at any shareholders' meeting.  Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

Preferred Stock.

The Company is authorized to issue ten million (10,000,000) shares of $0.001 stated value preferred stock.  The preferred stock is entitled to preference over the common stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.  The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors.  The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

There are presently 18,199,419 shares of common stock and no shares of preferred stock issued and outstanding.  At November 15, 1003 there were 2,263 shareholders of record.  There are no outstanding options or rights to acquire shares.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.  Our stock does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so.  In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Dividends.

We have paid no dividends and propose for the foreseeable future to utilize all available funds for the development of its business.  Accordingly, it has no plans to pay dividends even if funds are available, as to which there is no assurance.

Transfer Agent.

We have retained the services of Columbia Stock Transfer 421 Coeur d’Alene St., Suite 3, Coeur d’Alene, ID 83814, as transfer agent and registrar for the Company.

PART II

ITEM 1.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Common Stock of the Company is traded in the over the counter market on the Pink Sheets Quotation System under the symbol “DBRM”.  The following table shows the high and low closing sales prices for the Common Stock for each fiscal since March 1, 2001.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year

High Closing

Low Closing

2001:

First Quarter

.02

.02

Second Quarter

.02

.02

Third Quarter

.04

.02

Fourth Quarter

.04

.02

2002:

First Quarter

.04

.04

Second Quarter

.04

.04

Third Quarter

.04

.04

Fourth Quarter

.05

.04

2003

First Quarter

.06

.05

Second Quarter

.07

.06

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future.  The Company currently intends to retain any future earnings to finance its operations.

ITEM 2.

LEGAL PROCEEDINGS

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company’s two most recent fiscal years and any later interim periods, neither the principal accountant nor a significant subsidiary’s independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

During December 2001 the Company offered and sold 11,000,000 shares of common stock at a price of $0.005 per share.  The offering closed on December 20, 2001 and all sales were deemed to have occurred on that date.  The shares were offered by the Company’s executive officers as agents for the Company.  No sales commissions or other direct or indirect compensation was paid in connection with the offer and sale of the securities

The shares were sold to four persons who were directors of the Company and eight individual investors, each of whom was accredited and sophisticated.  None of the shares were offered by means of advertising or general solicitation.  The shares were only offered and sold to persons personally known to the Company’s executive officers and directors.

Sales were made to the following individuals:

Name	Dollar Amount	Shares
Dale Lavigne	$ 3,500	700,000
Lewis Lavigne	$ 2,500	500,000
Ronald Lavigne	$ 2,000	400,000
John Coghlan	$ 2,000	400,000
Gary Thams	$ 2,000	400,000
Greg Lipsker	$ 1,000	200,000
Marty Powell	$ 2,000	400,000
Harry Magnuson	$ 2,000	400,000
Wayne Demeester	$ 2,000	400,000
Thomas Kilbourne	$ 2,000	400,000
Terry Dunne	$16,000	3,200,000
James Etter	$ 2,000	400,000
Robert O’Brien	$16,000	3,200,000
Total	$55,000	11,000,000

During July 2003 the Company offered and sold 1,250,000 shares of common stock at a price of $0.02 per share. The shares were offered by the Company’s executive officers as agents for the Company.  No sales commissions or other direct or indirect compensation was paid in connection with the offer and sale of the securities.

The shares were sold to nine individual investors, each of whom was accredited and sophisticated.  None of the shares were offered by means of advertising or general solicitation.  The shares were only offered and sold to persons personally known to the Company’s executive officers and directors.

Sales were made to the following investors:

Name	Dollar Amount	Shares
John Coghlan	$ 2,000	100,000
David Fox	$ 3,000	150,000
Marty Powell	$ 3,000	150,000
H.F. Magnuson	$ 2,000	100,000
Wayne Demeester	$ 2,000	100,000
Joe Pischke	$ 3,000	150,000
Terry Dunne	$ 3,000	150,000
James Etter	$ 4,000	200,000
Robert O’Brien	$ 3,000	150,000
Total	$25,000	1,250,000

Each of the  sales in both private placements was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation D. Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

The securities represented by this certificate have not been registered under the Securities Act of 1933 (the “Act”) and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to our Articles of Incorporation, as amended, the Company is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its directors, officers, employees or agents in any Proceeding (as defined in the Washington Business Corporation Act) to the full extent of the laws of the State of Washington as may now or exist in the future.

Section 23B.08.510 of the Business Corporation Act sets out the corporation’s basic authority to indemnify.  The section is structured to first define generally what the corporation may indemnify and then specify exceptions for which the corporation is not permitted to indemnify. The general standards for indemnification are closely related to the basic statutory provision defining the general standards of director conduct.  The indemnity standards, however, are lower.  Section 23B.08.300 (general standards of conduct) includes a requirement that directors exercise the “care an ordinarily prudent person in a like position would exercise.”  This standard is not contained in the standard for indemnification, which only requires that directors act “in good faith” and that they “reasonably believe” that their actions are either in the corporation’s best interests or at least not opposed to those best interests.  It is possible that a director who falls below the standard of conduct prescribed by the Business Corporation Act may meet the standard for indemnification under Section 23B.08.510.  With respect to the reverse, a director who has met the standards of conduct would be eligible in virtually every case to be indemnified under Section 23B.08.510.

The general statutory scheme for corporate indemnification of directors and officers under the Business Corporation Act has both permissive and mandatory aspects.  It allows, but does not require, the corporation to indemnify in a wide variety of circumstances and requires the corporation to indemnify in other circumstances.  The corporation may generally advance expenses for the defense of claims.  Further, under certain circumstances, the court may be requested to order that a director is entitled to indemnification regardless of whether the director met the standards of conduct that would otherwise allow the corporation to indemnify.  Shareholders may authorize indemnification and advancement of expenses without regard to the statutory limitations on the corporation’s authority, with certain specific exceptions.  Generally, corporations may indemnify officers, employees and agents to the same extent as it may indemnify directors, or to the extent consistent with any law, as it provides in its articles of incorporation, bylaws or action of its board, or by contract.

Permissive Indemnification.

A corporation may indemnify an individual who has been made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if:

(a)

The individual acted in good faith; and

(b)

The individual reasonably believed:

(i)

In the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in its best interest; and

(ii)

In all other cases, that the individual’s conduct was at least not opposed to its best interests; and

(c)

In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

Section 23B.08.510 defines the “outer limits” for which indemnification (other than as authorized by shareholder action) is permitted.  If a director’s conduct falls outside these limits, the directors, however, is still potentially eligible for court-ordered indemnification or shareholder-authorized indemnification under other provisions.  Conduct falling within these broad guidelines is permissive; it does not entitle directors to indemnification.

Mandatory Indemnification.

There is a much more limited area of mandatory indemnification. A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

FINANCIAL STATEMENTS

Daybreak Mines, Inc.

Balance Sheets

August 31, 2003 and February 28, 2003

ASSETS

(Unaudited)

August 31,

February 28,

2003

2003

Current assets:

Cash

$

24,166

$

9,965

Total current assets

24,166

9,965

Marketable securities

4,207

2,595

Total assets

$

28,373

$

12,560

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable

$

131

$

750

Total liabilities

131

750

Stockholders’ equity:

Preferred stock; $0.001 par value; 10,000,000

shares authorized, none issued and outstanding

Common stock, $0.001 par value; 200,000,000

shares authorized, 18,199,419 and 16,949,419

shares issued and outstanding, respectively

18,199

16,949

Additional paid-in capital

709,997

689,789

Accumulated deficit

(704,161)

(697,523)

Accumulated other comprehensive income

4,207

2,595

Total stockholders’ equity

28,242

11,810

Total liabilities and stockholders’ equity

$

28,373

$

12,560

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.

Statements of Operations

For the six and three month periods ended

August 31, 2003 and 2002

August 31, 2003

August 31, 2002

Six

Three

Six

Three

Months

Months

Months

Months

Operating expenses:

General and administrative expense

$

8,886

$

1,153

$

7,811

$

4,482

Total operating expenses

8,886

1,153

7,811

4,482

Other income:

Interest income

14

2

161

76

Realized gain on marketable securities

2,234

2,234

-

-

Total other income

2,248

2,236

161

76

Net income (loss)

$

(6,638)

$

1,083

$

(7,650)

$

(4,406)

Other comprehensive income:

Unrealized gain on marketable securities,

net of reclassification adjustments for

gain included in net income

$

1,612

$

1,612

$

-

$

-

Comprehensive income (loss)

$

(5,026)

$

2,695

$

-

$

-

Net loss per common share

$

Nil

$

Nil

$

Nil

$

Nil

Weighted average common

shares outstanding-basic

16,983,386

17,017,354

16,949,419

16,949,419

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.

Statements of Cash Flows

For the six and three month periods ended

August 31, 2003 and 2002

August 31,

August 31,

2003

2002

Cash flows from operating activities:

Net loss

$

(6,638)

$

(7,650)

Adjustment to reconcile net loss to net cash

used by operating activities:

Realized gain on marketable equity securities

(2,234)

Change in:

Accounts payable

(619)

(78)

Net cash used by operating activities

(9,491)

(7,728)

Cash flows from investing activities:

Cash provided by sale of marketable equity securities

2,234

-

Net cash provided by investing activities

2,234

-

Cash flows from financing activities:

Proceeds from common stock sales, net of offering costs

21,458

-

Net cash provided by financing activities

21,458

-

Net change in cash

14,201

(7,728)

Cash, beginning of period

9,965

34,328

Cash, end of period

$

24,166

$

26,600

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.

Notes to Financial Statements

1.

Basis of Presentation:

The financial statements of Daybreak Mines, Inc. included herein have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.  Although certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America has been condensed or omitted, Daybreak Mines, Inc. believes that the disclosures are adequate to make the information presented not misleading.  These financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended February 28, 2003 included in the registrant’s filing of Form 10-KSB.

The financial statements included herein reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation.  The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year ending February 29, 2004.

2.

Nature of Business:

The objectives of the Company are to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of a publicly registered corporation.

DECORIA, MAICHEL & TEAGUE A PROFESSIONAL SERVICES FIRM

Report of Independent Certified Public Accountants

Board of Directors

Daybreak Mines, Inc.

We have audited the accompanying balance sheets of Daybreak Mines, Inc. (“the Company”) for the years ended February 28, 2003 and 2002, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daybreak Mines, Inc. for the years ended February 28, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.

/s/ DeCoria, Maichel & Teague P.S.

Spokane, Washington

May 21, 2003

DAYBREAK MINES, INC.

TABLE OF CONTENTS

                                                                                                                                        Page

Balance Sheets, February 28, 2003 and 2002

25

Statements of Operations for the years ended February 28, 2003 and 2002

26

Statements of Changes in Stockholders’ Equity

for the years ended February 28, 2003 and 2002

27

Statements of Cash Flows for the years ended February 28, 2003 and 2002

28

Notes to Financial Statements

29-34

Daybreak Mines, Inc.

Balance Sheets

February 28, 2003 and 2002

ASSETS

2003

2002

Current assets:

Cash

$

9,965

$

34,328

Total current assets

9,965

34,328

Marketable securities

2,595

Total assets

$

12,560

$

34,328

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable

$

750

$

100

Related party payables

78

Total liabilities

750

178

Stockholders’ equity:

Preferred stock, $0.001 par value; 10,000,000

shares authorized, none issued and outstanding

Common stock, $0.001 par value; 200,000,000 shares

authorized, 16,949,419 issued and outstanding

16,949

16,949

Additional paid-in capital

689,789

689,789

Accumulated deficit

(697,523)

(672,588)

Accumulated other comprehensive income

2,595

Total stockholders’ equity

11,810

34,150

Total liabilities and stockholders’ equity

$

12,560

$

34,328

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.

Statements of Operations and Comprehensive Loss

For the years ended February 28, 2003 and 2002

2003

2002

Operating expenses:

Legal expenses

$

5,001

$

3,888

General and administrative expenses

20,175

9,485

25,176

13,373

Other (income) expense:

Interest income

(241)

(65)

Net loss

$

24,935

$

13,308

Other comprehensive (income) loss

Unrealized gain in marketable securities

$

(2,595)

Comprehensive loss

$

22,340

$

13,308

Net loss per common share

$

Nil

$

Nil

Weighted average common

shares outstanding-basic

16,949,419

8,028,871

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.

Statements of Changes in Stockholders’ Equity

For the years ended February 28, 2003 and 2002

Other

Additional

Accumulated

Comprehensive

Shares

Amount

Paid-in Capital

Deficit

Income

Total

Balance, February 28, 2001

5,949,419

$

594,942

$

62,869

$

(659,280)

$

(1,469)

Reduction in par value

of common stock

(588,993)

588,993

Issuance of common stock,

net of offering costs

11,000,000

11,000

37,927

48,927

Net loss

(13,308)

(13,308)

Balance, February 28, 2002

16,949,419

16,949

689,789

(672,588)

34,150

Unrealized gain in

marketable securities

$

2,595

2,595

Net loss

(24,935)

(24,935)

Balance, February 28, 2003

16,949,419

$

16,949

$

689,789

$

(697,523)

$

2,595

$

11,810

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.

Statements of Cash Flows

For the years ended February 28, 2003 and 2002

2003

2002

Cash flows from operating activities:

Net loss

$

(22,340)

$

(13,308)

Adjustment to reconcile net loss to net cash

used by operating activities:

Unrealized gain in marketable securities

(2,595)

Change in:

Accounts payable

650

(488)

Related party payables

(78)

(853)

Net cash used by operating activities

(24,363)

(14,649)

Cash flows from financing activities:

Proceeds from sale of common stock, net

48,927

Net cash provided by financing activities

48,927

Net increase (decrease) in cash

(24,363)

34,278

Cash, beginning of year

34,328

50

Cash, end of year

$

9,965

$

34,328

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.

Notes to Financial Statements

1.

Description of Business

Daybreak Mines, Inc. is a Washington Corporation that was incorporated on March 11, 1955.  The Company was organized to explore for, acquire and develop mineral properties in the Western United States. During the past several years the Company’s activities have been confined to annual assessment and maintenance work on its Idaho mineral properties and other general and administrative functions.

The Company has incurred losses over the past several years and has no recurring source of revenue. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.  Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At February 28, 2003 and 2002, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

Impaired Asset Policy

The Company periodically reviews its long-lived assets when applicable to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

Daybreak Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At February 28, 2003 and 2002, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Reclassifications

Certain reclassifications have been made to conform to prior years' data to the current presentation.  These reclassifications had no effect on reported earnings.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash, accounts payable, and related party payables, approximated their fair values as of February 28, 2003 and 2002.

Environmental Matters

The Company currently owns mineral property interests on certain public and private lands in Idaho on which it has explored for commercial mineral deposits. In prior years, the Company held mineral property interests in California and Washington. The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company’s management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.

Investments

Marketable equity securities are categorized as non current and available for sale and carried at quoted market value.  Realized gains and losses on the sale of securities are recognized on a specific identification basis.  Unrealized gains and losses are included as a component of accumulated other comprehensive income or loss, net of related deferred income taxes, if applicable, unless a permanent impairment in value has occurred, which is then charged to operations.  During the year ended February 28, 2003, the Company's investments experienced an unrealized gain of $2,595.  The gain increased the Company's investment in marketable securities from zero at February 28, 2002 to $2,595 at February 28, 2003.

Daybreak Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” collectively, the Statements. These statements drastically change the accounting for business combinations, goodwill and intangible assets.  Companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40-year ceiling. The Company adopted SFAS No. 142 on March 1, 2002, with no impact to its financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations."  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002.  The Company presently does not have any asset retirement obligations and does not anticipate that adoption of this pronouncement will result in any impact on its reported financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations.  The provisions of SFAS No. 144 are generally effective for fiscal years beginning after December 15, 2001.  The Company adopted SFAS No. 144 on March 1, 2002 and the adoption of the pronouncement did not result in any impact on its reported financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections."  This statement culminates the current requirements that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classifications.  In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sales-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature.  The rescission of SFAS No. 4 is effective in fiscal years beginning after May 15, 2002.  The amendment and technical corrections of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002.  The Company believes that the adoption of SFAS No. 145 will not have a material impact on its results of operations or financial position.

Daybreak Mines, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

New Accounting Pronouncements, Continued:

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. FAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Company believes that the adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 will have no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123, which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation is effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS No. 123 relating to disclosures and the amendment to Opinion 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management does not intend to adopt the fair value accounting provisions of SFAS No. 123 and currently believes that the adoption of SFAS No. 148 will not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates without reconsideration the guidance in FASB Interpretation No. 34, which is being superseded. The adoption of FIN 45 will not have a material effect on the Company's financial statements.

Daybreak Mines, Inc.

Notes to Financial Statements

3.

Mineral Properties

At February 28, 2003 and 2002, the Company’s mineral properties consisted of approximately 340 acres of unpatented mining claims and mineral rights on privately deeded lands located in Shoshone County Idaho.  The properties contain no known economical mineral resources.  In accordance with the provisions of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reduced the carrying value of its mineral properties to zero during 1999.

4.

Income Taxes

Income taxes are recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.  The Company has not recorded an income tax provision as it has no taxable income.  The Company has no net operating loss carryforwards for income tax purposes and accounts for its operating expenses as capitalized deferred development costs on its income tax returns.  At February 28, 2003 and 2002, the Company had no deferred tax assets or liabilities.

5.

Related Party Payables

The Company has funded the majority of its operating activities by advances from related parties throughout much of its history. The related parties, to a large extent, have been business entities owned or controlled by Dale B. Lavigne, the Company’s president and a director. The advances have not been subject to any specific repayment terms and are payable on demand. At February 28, 2002, the Company had $78 due Mr. Lavigne and entities controlled by him for general and administrative costs paid on the Company’s behalf.

During the fiscal year ended February 28, 2002, certain of the Company’s shareholders paid expenses of approximately $18,000 on the Company’s behalf. The expenses primarily related to legal fees and administrative costs associated with a private placement of the Company’s common stock and an amendment to its articles of incorporation (See Note 6).  The shareholders were reimbursed from proceeds received by the Company's private placement.

Daybreak Mines, Inc.

Notes to Financial Statements

6.

Stockholders’ Equity

Common Stock

Up until the fiscal year ended February 28, 2001, the Company had one class of non-assessable common stock. The common stock had a par value of $0.10 per share and 6,000,000 shares were authorized for issue. On August 30, 2001, the Company’s board of directors resolved to amend the Company’s articles of incorporation to increase the number of shares of common stock available for issue to 200,000,000, and to reduce the par value to $0.001 per share. In September of 2001, the Company’s shareholders affirmatively voted to ratify the amendments to the articles of incorporation. In connection with the amendment to the Company's articles of incorporation that reduced the par value of its common stock, the Company recorded a charge to its common stock account of $588,993, with a corresponding credit to its additional paid-in capital account, during the fiscal year ended February 28, 2002.

Preferred Stock

During the August 30, 2001, board of directors meeting, a resolution was passed to amend the Company's articles of incorporation to authorize the issue of up to 10,000,000 shares of $0.001 par value preferred stock.  The resolution was subsequently ratified by the Company's shareholders.  At February 28, 2003 and 2002, no shares of preferred stock were issued or outstanding.

Private Placement

In December of 2001, the Company offered shares of its common stock for sale, in a private placement, to certain accredited investors.  The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the sale of 11,000,000 shares of the Company's unregistered common stock for $0.005 per share, or $55,000.  Net proceeds of approximately $49,000 from the offering were used to fund general and administrative activities necessary to reestablish the Company's compliance with securities regulations and investigate potential business opportunities with other entities.

PART III

ITEM 1.

INDEX TO EXHIBITS.

(1)

Underwriting agreement

     N/A

(2)

Plan of acquisition, reorganization arrangement, liquid, or succession. N/A

(3)

(i)

Articles of Incorporation

(ii)

By Laws

(4)

Instruments defining the rights of holders, including indentures

     N/A

(5)

Opinion re: legality

     N/A

(6)

No exhibit required

     N/A

(7)

[Removed and reserved]

     N/A

(8)

Opinion re: tax matters

     N/A

(9)

Voting trust agreement

     N/A

(10)

Material contracts

     N/A

(11)

Statement re: computation of per share earnings

     N/A

(12)

No exhibit required

     N/A

(13)

Annual or quarterly reports, Form 10-Q

     N/A

(14)

[Removed and reserved]

     N/A

(15)

Letter on unaudited interim financial information

     N/A

(16)

Letter on change in certifying accountant

     N/A

(17)

Letter on director resignation

     N/A

(18)

Letter on change in accounting principles

     N/A

(19)

Reports furnished to security holders

     N/A

(20)

Other documents or statements to security holders

     N/A

(21)

Subsidiaries of the registrant

     N/A

(22)

Published report regarding matters submitted to vote

     N/A

(23)

Consent of experts and counsel

     N/A

(24)

Power of attorney

     N/A

(25)

Statement of eligibility of trustee

     N/A

(26)

Invitations for competitive bids

     N/A

(27)

Financial Data Schedule

(28)

[Removed and reserved]

[Reserved (29) through (98)]

(99)

Additional Exhibits

     N/A

ITEM 2.

DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 2nd day of December, 2002.

DAYBREAK MINES, INC.

By:

DALE B. LAVIGNE, PRESIDENT